Wilson Sonsini Goodrich & Rosati Professional Corporation 139 Townsend Street, Suite 150 San Francisco, CA 94107 O: 415.471.3940 F: 866.974.7329

July 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura McKenzie
Perry Hindin

Re:	IGM Biosciences, Inc. Schedule TO-I filed June 20, 2024 File No. 005-91132

Ladies and Gentlemen:

On behalf of IGM Biosciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 26, 2024 relating to the Schedule TO-I filed by the Company on June 20, 2024 (the “Schedule TO-I”) and the Offer to Exchange (as defined in the Schedule TO-I). The Company is concurrently filing via EDGAR Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule TO-I.

Schedule TO-I filed June 20, 2024

Number of RSUs; expiration date, page 99

1.

Disclosure in the first paragraph if this section indicates that you “will accept for exchange options granted on or prior to March 1, 2023 with a per share exercise price equal to or greater than $17.70, whether vested or unvested, that were granted under the 2018 Plan, are held by eligible employees, are outstanding and unexercised as of the expiration date of the offer, have a per share exercise price greater than the closing price of our common stock on the cancellation date...” (emphasis added). Given that a material term of the offer, i.e., the total number and class of securities sought in the offer, will not be known by option holders until after expiration of the offer, please provide an explanation as to how the offer complies with Item 4 of Schedule TO and Exchange Act Rules 13e-4(f)(1)(ii) and 14e-1(b) and why the exclusion of a particular class of options as a result of the closing price of IGM’s common stock exceeding such class’s exercise price would not constitute a material change.

Securities and Exchange Commission

July 1, 2024

The Company acknowledges the Staff’s comment and has revised Section 2 of the Offer to Exchange to provide that “eligible options” include those that have a per share exercise price greater than the closing price of the Company’s common stock on the offer’s expiration date. The Company respectfully advises the Staff that the offer, as revised, complies with Item 4 of Schedule TO and Rules 13e-4(f)(1)(ii) and 14e-1(b) and that the final determination of which options will be accepted for exchange does not constitute a material change.

As described in the Offer to Exchange, “eligible options” are those options to purchase shares of the Company’s common stock granted on or prior to March 1, 2023 that have a per share exercise price equal to or greater than $17.70, that remain outstanding and unexercised as of the expiration date, that have a per share exercise price greater than the closing price of the Company’s common stock on the expiration date of the offer, and that were granted under the 2018 Plan. The exact number of eligible options cannot be determined until the conclusion of the offer, as that number is a function of (i) the number of persons who may remain eligible employees through the conclusion of the offer, (ii) the number of options that remain outstanding unexercised as of the expiration of the offer and (iii) the closing price of the Company’s common stock on the expiration date of the offer. However, the Company has no discretion to determine the exact number of eligible options—the number of eligible options will be determined automatically pursuant to the objective and verifiable criteria disclosed to offer participants in the Offer to Exchange. Consequently, the Company believes that the determination of the exact number of eligible options is not a change in the material terms of the offer.

Further, the Company has revised the Offer to Exchange so that each eligible employee will be able to determine the exact number of eligible options before the offer expires. Participants in the offer will have a number of hours between when the Company’s closing stock price on the expiration date becomes publicly available and the actual expiration of the offer at 9:00 p.m. (Pacific time).

Many other issuers have implemented similar exchange offers for “underwater” stock options in which the final determination of eligibility was not made until the last day of the offer. The following is an illustrative, but not complete, list of issuers that have recently made such offers:

•	Global Business Travel Group, Inc.

•	Sonder Holdings Inc.

•	Playtika Holding Corp.

•	Oric Pharmaceuticals, Inc.

•	Udemy, Inc.

•	Standard Biotools Inc.

This structure is common in compensatory employee option exchange offers because, for U.S. federal income tax purposes, the determination of which stock options are out-of-the-money must generally occur at the time that existing equity awards are exchanged for new equity awards. If the Company were to exchange in-the-money stock options for new RSUs that could vest in later calendar years than the corresponding exchanged stock options, the Company’s employees would be exposed to severe negative tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended. Specifically, such an exchange could constitute an improper extension of a stock right under Treasury Regulation §1.409A-1 (b)(5)(v). By conditioning the eligibility of options for exchange on such options being out-of-the-money on the expiration date, the Company is able to mitigate the risk of such negative tax consequences. Moreover, this eligibility criteria is fundamental to the purpose of the exchange offer, which is to incentivize Company employees who hold stock options that are out-of-the-money.

Securities and Exchange Commission

July 1, 2024

For these reasons, the Company believes that the material terms of the offer have been disclosed to offer participants with sufficient detail and precision that no extension of the offer is required under Rules 13e-4(f)(1)(ii) or 14e-1(b).

Conditions of the offer, page 109

2.

You have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the United States.” Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market in the United States.

The Company acknowledges the Staff’s comment and has revised Section 7 of the Offer to Exchange to remove the language related to limitations on prices for securities on any national securities exchange or in an over-the-counter market in the United States.

3.

We note that the fourth sub-bullet refers broadly to “any extraordinary or material adverse change in U.S. financial markets generally.” The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to narrow or qualify this condition, or advise.

The Company acknowledges the Staff’s comment and has revised Section 7 of the Offer to Exchange to narrow the scope of this condition so that it is specific and capable of objective verification.

4.

Refer to the following disclosure in the last paragraph of this section: “The conditions to this offer are for our benefit. In our discretion, we may assert them before the expiration date regardless of the circumstances giving rise to them.” Offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise to remove the implication that the conditions may be triggered at the election of IGM. See Question 101.02 of the Division of Corporation Finance’s “Tender Offer Rules and Schedules” Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and has revised Section 7 of the Offer to Exchange to remove the implication that the offer conditions may be triggered at the Company’s election.

Price range of shares underlying the options, page 112

5.	Revise to state the high and low sales prices for the shares for each quarter during the past two full years. Refer to Item 1002(c) of Regulation M-A.

The Company acknowledges the Staff’s comment and has revised Section 8 of the Offer to Exchange to provide the additional data.

Securities and Exchange Commission

July 1, 2024

Source and amount of consideration; terms of RSUs, page 113

6.

Refer to the penultimate paragraph of the subsection “General terms of RSUs” and the statement there that your “statements in [the] Offer to Exchange concerning the 2018 Plan and the RSUs are merely summaries and do not purport to be complete.” While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the 2018 Plan and the new RSUs. Please modify to avoid characterizing the disclosure here as incomplete.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Offer to Exchange summarizes the material terms of the 2018 Plan and the RSUs. The Company has amended Section 9 of the Offer to Exchange to remove the statement that such summaries “do not purport to be complete.”

* * * *

Securities and Exchange Commission

July 1, 2024

Please contact me at (206) 883-2511 with any questions or further comments regarding the above responses to the Staff’s comments.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ James Babikian

James Babikian

cc:	Fred Schwarzer

Misbah Tahir

Paul Graffagnino

IGM Biosciences, Inc.

Tony Jeffries

David Thomas

Jennifer Knapp

Michael Klippert

Wilson Sonsini Goodrich & Rosati, P.C.